SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

CNH GLOBAL N.V.

Form 6-K for the month of April, 2003

List of Exhibits:

1.	March 27, 2003 press release of registrant announcing the Company’s shareholders approval of plans to reduce the Company’s net debt by $2 billion through the issuance of convertible perpetual preferred securities to a financial affiliate of the Company’s majority shareholder, Fiat S.p.A.

2.	March 27, 2003 press release announcing the Company’s shareholders elected three new board members at an Extraordinary General Meeting held on March 27, 2003 at the Company’s registered offices in the Netherlands.

News Release

CNH Shareholders Approve Debt Reduction Action; Set Date for Reverse Stock Split

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, IL (March 27, 2003) CNH Global N.V. (NYSE:CNH) today announced that the company’s shareholders have approved plans to reduce the company’s net debt by $2 billion through the issuance of convertible perpetual preferred securities to a financial affiliate of CNH’s majority shareholder, Fiat S.p.A. The transaction is expected to close on April 3, 2003.

The company expects to use the proceeds of the transaction to repay Equipment Operations indebtedness owed to Fiat Group companies. On a December 31, 2002 pro forma basis, Equipment Operations net debt will drop to a level of about $1.5 billion, and the company’s net debt-to-capitalization ratio will drop from 56% to 24%.

At today’s extraordinary general meeting, shareholders also approved the company’s plans to implement a 1-for-5 reverse split of the company’s common stock. The reverse split will take effect on April 1, 2003.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands. Visit us at www.cnh.com

- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -

News Release

CNH Shareholders Elect Three to Board of Directors

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, IL (March 27, 2003) The shareholders of CNH Global N.V. (NYSE:CNH) have elected three new board members in today’s extraordinary general meeting held at the company’s registered offices in the Netherlands. The newly elected members are: Giuseppe Morchio, chief executive officer of Fiat S.p.A., Ferruccio Luppi, chief financial officer of Fiat S.p.A., and, Bruno Cova, general counsel of Fiat S.p.A. The new members fill the vacancies left by the resignations of Gabriele Galateri, Damien Clermont, and Alessandro Barberis.

Giuseppe Morchio joined the Pirelli Group in 1980, holding a number of key positions including vice president, manufacturing, quality, and logistics for Pirelli Tire Worldwide before becoming the CEO of the Group’s operations, first in Spain, and subsequently in North America. After taking over Pirelli’s Worldwide Cable operations in 1993 he quickly refocused the business and restored it to profitability. By leveraging on new telecom optical technologies he repositioned the Pirelli Group. In February 2003, Morchio joined the Fiat Group as chief executive officer.

Ferruccio Luppi joined the IFIL Group in 1984, where he was responsible for the Group’s Development and Control Department. In 1997, Luppi moved to the Worms Group, a publicly traded investment holding company, where he was named as the chief operating officer and was elected to the board the following year. In 2002 Luppi joined the Fiat Group as chief financial officer.

Bruno Cova joined the international law firm of Frere Cholmeley, where he worked in the firm’s London and Milan offices. In 1992 he joined Agip S.p.A. becoming general counsel of Agip following its merger with Eni S.p.A. Cova left Agip to serve as chief compliance officer at the European Bank for Reconstruction and Development. In 2001 he joined the Fiat Group as senior vice president and general counsel. He chairs the Corporate Counsel Committee of the International Bar Association.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands. Visit us at www.cnh.com.

- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V

By: /S/ Darlene M. Roback Darlene M. Roback Assistant Secretary

April 1, 2003